Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

February 8, 2013

Division of Investment Management United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Larry L. Greene, Senior Counsel

Re:           Tortoise MLP Fund, Inc. (the “Company”)

Dear Larry:

Today the Company filed via EDGAR a Post-Effective Amendment to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 for the purpose of bringing its financial statements up to date and making certain other non-material changes.  Marked copies of the Company’s Prospectus and Statement of Additional Information included in the Registration Statement showing all changes since the Registration Statement was last filed will be sent to you electronically.

Given the minor scope of the changes, and in light of our prior conversations regarding the Company’s desire, and the Staff’s intention, to reduce the time of review of the Company’s Post-Effective Amendment filings and thus reduce the adverse impact to the Company resulting from its inability to sell its securities, we are hereby requesting selective review of the filing.

Please contact the undersigned at (816) 983-8362, or Steve Carman at (816) 983-8153, with questions or comments regarding the Registration Statement.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais